U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                          NOTICE OF EXEMPT SOLICITATION

                       Submitted pursuant to Rule 14a-6(g)

1.   Name of the Registrant: The Houston Exploration Company

2.   Name of person relying on exemption: JANA Partners LLC

3. Address of person relying on exemption: 200 Park Avenue, Suite 3300, New York, New York 10166

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1):

From: JANA Partners Info
Sent: April 27, 2006
Subject: Update to our open letter to The Houston Exploration Company

As a follow up to our previous message we wanted to share with you some of the vocal investor support for our view that the Board of Directors (the "Board") of The Houston Exploration Company must not squander the proceeds of the recent Gulf of Mexico asset sale, but should put this money to work for shareholders through a significant share repurchase. Andrew Knuth, chairman of Westport Asset Management and a shareholder in Houston Exploration, has been publicly reported as stating, "I think there's a strong argument for the position that the letter puts forth. Their (Jana's) position deserves very serious consideration by management." He further stated that Houston Exploration would likely face high prices for any assets it seeks to buy because commodity prices are so high, and that a share repurchase program would do more to help the stock price than paying down debt. Another large shareholder, Blue Harbor Capital, also expressed support for a large buyback stating, "we're in favor of a meaningful share repurchase." Support for our view was not confined to investors. Pickering Energy analyst David Heikkinen called on Houston Exploration to "actively consider the proposals that Jana has put together."

As a reminder, if you agree that the Board must not squander these funds but should put them to work for shareholders through a significant share repurchase, we encourage you to join us in sending this message by withholding your vote for the current Board members at the company's annual meeting this Friday, April 28. To do this select the "WITHHOLD ALL NOMINEES" option corresponding to "Directors" on the proxy card provided to you by the Company or on the applicable proxy voting website, or if you are voting by telephone select such option when prompted.

Proxies must be submitted prior to the Company's Annual Meeting, which is scheduled to be held on Friday, April 28, 2006. Shareholders should therefore submit their proxies as soon as possible. Even if you have already voted, you can change your vote at any time prior to the annual meeting simply by submitting a new proxy with your new elections. Only shareholders of record as of March 9, 2006 may vote at this year's Annual Meeting. Shareholders should contact their brokers with any questions.


Permission to use the above quotations was neither sought nor obtained.